UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2022

Angel Studios, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437

Registrant’s telephone number, including area code

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our 2021 audited financial statements appearing at the end of our Form 1-K, filed May 2, 2022, and the financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements. The use of the words “we,” “us,” “the Company,” “Angel Studios,” or “our” refers to Angel Studios, Inc., except where the context otherwise requires.

History

The Company was founded by four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, in 2013. As fathers of young children, they were searching for a better way to watch quality content with their kids. The Company was originally called VidAngel and founded as a way to give viewers greater personal control over the movies and television programs they watched at home. In 2016, we launched a new studio concept and renamed the company Angel Studios.

Angel Studios is a community-driven movie studio that empowers audiences to decide what content gets produced and distributed, while creating communities around each project. Creators pitch projects on the Angel platform, and “Angel investors” fund the ones they’re most excited to see (via the Angel Funding Portal). Post-production, films and TV shows are delivered directly to viewers and grow as fans share with others. The Angel model has already produced three of the most successful crowdfunded shows of all time, including The Chosen, Tuttle Twins, and The Wingfeather Saga.

The first project launched for distribution under the new studio concept was Dry Bar Comedy. Several hundred episodes later, Dry Bar Comedy is now one of the largest collections of clean comedy in the world and with over 4 billion views, it is being enjoyed by audiences of all ages. Shortly thereafter, we partnered with The Chosen, LLC, or The Chosen, to produce a new type of television series where each season is funded by the audience. The Chosen went on to become the largest crowdfunded media project of all time amassing an audience of 100 million and growing.

Building on our early successes, we have launched several new initiatives that focus on content in markets currently underserved by the traditional studio system. We are regularly testing, introducing, and building new and exciting community-based features to help us achieve the goal of finding and sharing stories with the world that amplify light.

General Corporate Matters

On February 22, 2021, the Company amended its certificate of incorporation to change the allocation of Class A and Class B common stock. More information on this can be found in the section entitled “General Corporate Matters” under Item 1, of our Form 1-SA filed September 28, 2021, which is incorporated herein by reference.

On August 16, 2021, the Amended and Restated Stockholders Agreement (the “Amended Agreement”) was approved and adopted by holders of the Company’s Class B common stock (the “Class B Stockholders”). More information on this can be found in the section entitled “General Corporate Matters” under Item 1, of our Form 1-SA filed September 28, 2021, which is incorporated herein by reference. A copy of the Amended Agreement was filed as Exhibit 3.1 to our Form 1-U filed on August 18, 2021, and is incorporated by reference into this Semiannual Report on Form 1-SA.

On September 24, 2021, pursuant to the recommendation of the Company’s Board of Directors (the “Board”), and upon receipt of the requisite stockholder consent, the Company amended and restated each of its Certificate of Incorporation and Bylaws. The following is a summary of the changes made

•	The Company created additional classes of common stock
•	The Company expanded the voting powers of its classes of common stock
•	The Company expanded the potential size of its Board of Directors and set forth certain requirements for representation of each class of common stock.
•	The Company added a clause that, subject to certain limited exceptions, causes its common stock to automatically convert to Class C common stock in the event of a transfer or sale.
•	The Company made certain other changes to the language in the Amended Certificate to ease the burden of bringing in additional capital or entering new markets for capital.
•	The Company made changes to its Bylaws that clarify certain rights of first refusal in connection with transfers of the Company’s capital stock.

2

The foregoing is a summary of the changes made and is not intended to be a complete description of the terms of the Amended and Restated Certificate of Incorporation (the “Amended Certificate”) or the Bylaws, and is qualified in its entirety by the Amended Certificate and the Bylaws, filed as Exhibits 3.1 and 3.2 of our Form 1-U filed on October 6, 2021, and incorporated by reference into this Semiannual Report on Form 1-SA.

On January 20, 2022, the Board voted to increase the size of the Board of Directors from three, to five members.  The Board then appointed Stephen Oskoui to serve as a Director of the Company. The Board also appointed Patrick Reilly, the Company’s Chief Financial Officer, to serve as Secretary of the Company.

On June 3, 2022, the Board appointed Katie Liljenquist to serve as a Director of the Company. The Board then appointed Katie Liljenquist to serve as a representative of the Class B stockholders, Neal Harmon to serve as a representative for the Class F stockholders, and Paul Ahlstrom as a representative director for the Class A stockholders. There is currently no Class C representative director because the threshold number of shares of Class C common stock is not outstanding.

On June 20, 2022, the Board appointed Jordan Harmon as an officer of the Company and to serve as President.

Tender Offer

On October 1, 2021, the Company launched a tender offer for up to 1,424,734 shares of our outstanding common stock at a purchase price of $8.90 per share in cash. The tender offer resulted in the Company purchasing an aggregate of 948,822 shares of its common stock, or 431,425 shares of its Class A common stock and 517,397 shares of its Class B common stock.

Material Transactions

We entered into an Asset Purchase Agreement, selling substantially all of the assets and certain liabilities of our content filtering service, which operated the website know as VidAngel.com. More information on this can be found in the section entitled “Material Agreements Entered into during the First Quarter of Fiscal Year 2021” under Item 1, of our Form 1-K filed April 30, 2021.

On April 8, 2021, we purchased the domain name angel.com, for $2,000,000. With our recent name change to Angel Studios, Inc., and the sale of substantially all of the assets of our content filtering service, this purchase allows us to organize our intellectual property and associated products and services under a top-level domain name that aligns with our guiding principles and honors the tens of thousands of investors who have backed our Company and the media projects that we are distributing, our “Angel” investors.

2021 Stock Transactions

On October 18, 2021, the Company sold 1,685,392 shares of its Class A common stock at the average price of $9.28 per share. The Company received $4,999,993 in cash, and the equivalent value of $10,649,895 in bitcoin for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. This transaction represented an issuance of 8.2% of our outstanding Class A common stock as of its completion.

On November 18, 2021, the Company sold 277,181 shares of its Class A common stock at the price of $8.90 per share. The Company received $2,466,911 in cash for the shares. The shares were issued in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, by Section 4(a)(2) and/or Rule 506 of Regulation D thereunder. This transaction represented an issuance of 1.33% of our outstanding Class A common stock as of its completion.

3

Current Operations

We currently operate by offering and producing our own original content, distributing original content, consulting with content creators, maintaining engagement with our existing users, conducting research and development to create new intellectual property, and devising new methods to monetize existing intellectual property.

Original Content

We announced the “Angel Studios” concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and applications from creators interested in helping us produce original content.

We have received hundreds of inquiries and applications to partner on various projects. As of the date of this filing, we have produced and filmed hundreds of original comedy specials from various up-and-coming comedians. We have also licensed several motion pictures for exclusive digital distribution.

Why are we making our own content? - We are not your typical media and entertainment company. We are guided by our “North Star” principle, which is to share stories with the world that amplify light. We do this by aligning our interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created. In times of stress and worry, our original content has already helped hundreds of millions of people laugh out loud more than a billion times and provided tens of millions with hope during years of dark and uncertainty. We believe there has never been a better time to build a different media and entertainment company that allows You to “Be part of stories that matter.”

 Competition

Over-the-top, or OTT, media services has been one of the fastest growing segments in the media and entertainment industry. The OTT market was valued at approximately $79.1 billion in 2021 and is projected to reach approximately $114.1 billion by 2026, according to a study conducted by PWC. The global pandemic in 2020, and the resulting shutdowns around the world, sent people to their homes, tanked theater ticket sales, and accelerated the adoption of streaming services and technology by consumers. Before the pandemic, cord cutting was already a macro trend as people cancelled their subscriptions to cable tv and began watching more movies at home rather than the theater. These dynamics are creating a highly competitive marketplace.

The market for video entertainment is intensely competitive and subject to rapid change. As the industry continues to evolve, we will continue to face strong competition in every aspect of our business. We compete against much larger companies that have resources and brand recognition that pose significant competitive challenges. Our success depends on our ability to differentiate how we identify, fund, and distribute our original content.

We compete against other entertainment video providers, such as multichannel video programming distributors (“MVPDs”), streaming entertainment providers (including those that provide pirated content), and more broadly against other sources of entertainment that our customers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our service.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for consumers to choose us in their moments of free time. By aligning the desires of the consumer with that of the creator, we believe that the audience can play a much larger role in shaping the future of content and are working to create better ways for creators to leverage the wisdom of the crowd in their creative process.

4

Results of Operations

The following represents our performance highlights:

	For The Period Ended June 30,		Change
	2022	2021	2022 vs. 2021

Revenues
Revenues	$34,552,848	$46,169,403	$(11,616,555)	-25%
Operating Expenses
Cost of Revenues	$20,476,333	$27,799,610	$(7,323,277)	-26%
Sales and Marketing	8,221,081	7,496,141	724,940	10%
General and Administrative	6,393,656	2,933,798	3,459,858	118%
Research and Development	6,115,234	1,275,641	4,839,593	379%
Write-down of digital assets	4,407,700	-	4,407,700	100%
Legal	229,170	301,566	(72,396)	-24%
Total Operating Expenses:	$45,843,174	$39,806,756	$6,036,418	15%

Period ended June 30, 2022, as compared to the period ended June 30, 2021

Revenues for the period ended June 30, 2022 decreased 25% compared to the same period in 2021. This decrease was largely related to release of season 2 of The Chosen in 2021, which brought in additional digital and physical media sales revenue, whereas season 3 of The Chosen has not yet been released as of September 2022.

The decrease in our cost of revenues was directly attributed to our decrease in revenues which resulted in lower licensing and royalty costs.

The increase in sales and marketing expense was due to additional advertisement and promotional expense, which includes a focus on international marketing related activities, related to The Chosen.

The increase in the general and administration expense was due to increased headcount and third-party consulting costs necessary to manage the growth expectations of the Company and expected future increase in revenues.

The increase in research and development expense was due to the hiring of additional personnel to manage the future growth of our business.

The write-down of digital assets was a result of the carrying value of our digital assets exceeding the fair value based on open markets and as such we recorded an impairment loss of $4,407,700 on the digital assets.

Legal expenses remained relatively flat compared to total operations expenses.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

	As of
	June 30, 2022	Dec 31, 2021
Cash, and cash equivalents	$9,421,609	$24,258,513
Accrued settlement costs	4,962,617	5,064,232

Cash and cash equivalents decreased $14.8 million in the six months ended June 30, 2022, primarily due to the payment of accrued expenses outstanding at the end of December 31, 2021, and an increase in physical media inventory purchases in preparation for an expected increase in physical media sales upon the release of season 3 of The Chosen.

5

To date, we have funded our operations through private and public offerings of common stock. As of June 30, 2022, we had cash on hand of $9,421,609. We have an outstanding, non-interest-bearing accrued settlement costs in the amount of $9,369,643.16, payable over fifty-three (53) remaining equal quarterly installments of $176,786. The settlement expense was recorded at the present value of the obligation with an imputed interest rate of 10%. The short-term obligation related to this settlement as of June 30, 2022, was $213,582, and the long-term obligation is $4,749,035. More information on this can be found in the section entitled “Bankruptcy Proceedings” under Item 1, or our Form 1-K filed April 30, 2021, which is incorporated herein by reference.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity or debt financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have no commitments for additional capital funds.

COVID-19 Pandemic

The COVID-19 pandemic and resulting global disruptions have affected our business in various ways.

•

We restarted the filming of our Dry Bar Comedy Live performances at the end of 2020. We are following all local government and health department rules and regulations to increase the level of safety for both our employees and customers. As we typically film shows up to 6-months in advance of release, incurring expenses related to their production up-front, the cancellations, if any, related to the pandemic are not expected to impact our ability to deliver new episodes of Dry Bar Comedy moving forward.

•

Season 2 of The Chosen was released in April 2021. The number of people who have viewed an episode continues to increase significantly, with the majority of all episodes watched having occurred after the outbreak was officially characterized a pandemic by the World Health Organization. Initially, we believe that a combination of quarantine measures and lower digital advertising costs, helped lead to a significant increase in sales, but these effects were short lived, and we don’t expect the end of the pandemic to have an effect on sales in the future.

The full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on a number of factors that we do not control and may not be able to accurately predict. We will continue to assess the situation as it progresses and take any action required by federal, state, or local authorities under the law, or that we determine is in the best interests of our employees, customers, and stockholders.

Trends and Key Factors Affecting Our Performance

Our business currently generates a significant portion of our total revenue from distribution activities related to our agreement with The Chosen, LLC. (“The Chosen”). The associated Video-On-Demand and Subscription Video-On-Demand License Agreement between Angel Studios, Inc. (formerly VidAngel, Inc.) and The Chosen (the “Chosen Agreement”), outlines the current contractual arrangement between the parties. The Chosen Agreement was filed as Exhibit 6.2 to our Form 1-K filed on May 2, 2022 and is incorporated by reference into this Semiannual Report on Form 1-SA.

On September 2, 2022, The Chosen sent a letter (the “Notice”) to Angel Studios notifying us of their intent to terminate the Chosen Agreement at the end of the current license term, or November 25, 2022. The letter also notified us of The Chosen’s intent to terminate the international license rights granted under sections 2.1(ii), 2.1(v), and 2.1(vii) of the Chosen Agreement, effective thirty (30) days from the date of the notice, or on October 1, 2022.

As of the date of this filing, Angel Studios believes that the parties have agreed, in principle, on the terms of a new license agreement. Any new license agreement is subject to the completion of definitive documentation by the parties. If definitive agreements are signed, Angel Studios will file a current report describing the material terms of the new agreement.

Revenue from distribution activities related to the Chosen Agreement currently account for a large percentage of our revenue, and changes to the terms of the Chosen Agreement may have a material adverse impact on our business, results of operations, and financial condition.

We are currently working with several new creators on new and exciting projects. However, there is no guarantee that we will be able to earn as much revenue from these projects as we do from The Chosen. If we are unable to successfully monetize other projects besides The Chosen, this may have a material adverse impact on our business, results of operations, and financial condition.

Furthermore, our ability to monetize the content we distribute is heavily reliant on factors currently outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule, and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, it may have a material adverse impact on our business, results of operations, and financial condition.

6

Item 2.   Other Information

None

7

Item 3. Financial Statements

8

ANGEL STUDIOS, INC.

Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2022 and 2021

Notice to Reader

Our auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2022 and 2021. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgments, consistent with prior periods, and should be read in conjunction with the audited financial statements for the years ended December 31, 2021 and 2020.

F-1

ANGEL STUDIOS, INC.

Consolidated Balance Sheets

As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31,
	(Unaudited)	2021
Assets

Current assets:
Cash and cash equivalents	$9,421,609	$24,258,513
Accounts receivable	2,125,056	10,440,538
Physical media inventory	4,932,598	1,869,913
Notes receivable, current	683,393	1,357,117
Prepaid expenses and other	4,413,827	3,706,963

Total current assets	21,576,483	41,633,044

Certificate of deposit	153,416	152,273
Property and equipment, net	1,151,900	714,307
Content, net	1,040,481	798,014
Intangibles, net	2,096,614	2,133,089
Digital assets, net	3,504,538	7,912,238
Investments in affiliates	1,009,774	957,811
Notes receivable, net of current portion	4,855,859	4,962,617
Other long-term assets	691,476	45,095

Total assets	$36,080,541	$59,308,488

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$1,326,978	$1,266,833
Accrued expenses	4,261,830	16,484,098
Current portion of long-term Lease liability	360,172	-
Deferred revenue	1,190,791	1,682,116
Current portion of accrued settlement costs	213,582	208,373

Total current liabilities	7,353,353	19,641,420

Accrued settlement costs, net of current portion	4,749,035	4,855,859
Long-term lease liability, less current portion	263,049	-
Deferred income tax liabilities, net	434,946	434,946

Total liabilities	12,800,383	24,932,225

Commitments and contingencies

Stockholders' equity (deficit):
Common stock, $0.001 par value, 85,000,000 shares authorized; 24,728,445 and 24,699,664 shares issued and outstanding, respectively	24,728	24,699
Additional paid-in capital	40,034,984	39,538,876
Accumulated deficit	(16,779,554)	(5,187,312)

Total stockholders' equity	23,280,158	34,376,263

Total liabilities and stockholders' equity	$36,080,541	$59,308,488

See accompanying notes to financial statements.

F-2

 ANGEL STUDIOS, INC.

Consolidated Statements of Operations

For the Six Months Ended June 30, 2022 and 2021

	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)

Revenues, net	$34,552,848	$46,169,403

Operating expenses:
Cost of revenues	20,476,333	27,799,610
Selling and marketing	8,221,081	7,496,141
General and administrative	6,393,656	2,933,798
Research and development	6,115,234	1,275,641
Write-down of digital assets	4,407,700	-
Legal	229,170	301,566

Total operating expenses	45,843,174	39,806,756

Operating income (loss)	(11,290,326)	6,362,647

Other income (expense):
Gain on disposal of business	-	8,262,489
Interest expense	(250,084)	(258,158)
Interest Income	289,196	221,792

Total other income (expense), net	39,112	8,226,123

Income before income tax provision	(11,251,214)	14,588,770

Income tax provision	-	-

Net income (loss)	$(11,251,214)	$14,588,770

Net income per common share - basic	$(0.46)	$0.66
Net income per common share - diluted	$(0.43)	$0.61

Weighted average common shares outstanding - basic	24,711,431	21,959,122
Weighted average common shares outstanding - diluted	26,397,343	23,816,185

See accompanying notes to consolidated financial statements

F-3

 ANGEL STUDIOS, INC.

Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2022 (Unaudited) and the Year Ended December 31, 2021

	Common Stock
	Class A Shares	Class B Shares	Class C Shares	Class F Shares	Amount	Additional Paid-in Capital	Accumulated Defecit	Total Stockholders' Equity (Defecit)

Balance as of December 31, 2020	18,255,976	3,313,355	-	-	21,569	13,563,758	(15,340,915)	(1,755,588)

Stock options exercised	1,136,696	-	-	-	1,137	477,309	-	478,446

Issurance of Common Stock, net of issuance costs of $388,665	1,962,573	561,725	456,364	-	2,981	26,785,724	-	26,788,705

Transfer of Common Stock	(52,056)	-	52,056	-	-	-	-	-

Repurchase of Common Stock	(460,962)	(526,063)	-	-	(988)	(1,818,510)	(6,965,008)	(8,784,506)

Stock-based compensation expense	-	-	-	-	-	530,595	-	530,595

Net income	-	-	-	-	-	-	17,118,611	17,118,611

Balance as of December 31, 2021	20,842,227	3,349,017	508,420	-	$24,699	$39,538,876	$(5,187,312)	$34,376,263

Stock options exercised	76,812	-	-	-	77	258,043	-	258,120

Repurchase of Common Stock	(48,002)	(29)	-	-	(48)	(86,140)	(341,028)	(427,216)

Stock-based compensation expense	-	-	-	-	-	324,205	-	324,205

Net loss	-	-	-	-	-	-	(11,251,214)	(11,251,214)

Balance as of June 30, 2022	20,871,037	3,348,988	508,420	-	$24,728	$40,034,984	$(16,779,554)	$23,280,158

See accompanying notes to financial statements.

F-4

 ANGEL STUDIOS, INC.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(11,251,214)	$14,588,770
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	250,328	108,984
Stock-based compensation expense	324,205	155,927
Investments in affiliates gain	(51,962)	-
Impairment of digital assets	4,407,700	-
Gain on disposal of business	-	(8,262,489)
Changes in operating assets and liabilities:
Accounts receivable	8,315,483	(1,153,633)
Physical Media Inventory	(2,913,445)	(195,444)
Prepaid expenses and other assets	(706,866)	(524,316)
Content	(252,227)	(353,608)
Deposits	-	24,500
Lease liability	(172,402)	-
Certificate of deposit	(1,143)	(756)
Accounts payable and accrued expenses	(12,162,124)	3,954,075
Deferred revenue	(491,324)	431,240

Net cash provided by (used in) operating activities	(14,704,991)	8,773,250

Cash flows from investing activities:
Purchase of property and equipment	(641,681)	(249,771)
Purchase of intangible assets	-	(2,188,489)
Issurance of notes receivable	(459,297)	(413,623)
Repayments of notes receivable	1,239,778	389,819
Disposition of business	-	(893,570)

Net cash provided by (used in) investing activities	138,800	(3,355,634)

Cash flows from financing activities:
Exercise of stock options	258,119	269,011
Repayment of accrued settlement costs	(101,614)	(92,057)
Issuance of common stock	-	4,999,531
Repuchase of common stock	(427,218)	(240,522)
Equity financing fees	-	(388,665)

Net cash (used in) provided by financing activities	(270,713)	4,547,298

Net change in cash and cash equivalents	(14,836,904)	9,964,914

Cash and cash equivalents at beginning of period	24,258,513	-

Cash and cash equivalents at end of period	$9,421,609	$9,964,914

Supplemental disclosure of cash flow information:

Cash paid for interest	$251,957	$261,513

See accompanying notes to financial statements.

F-5

ANGEL STUDIOS, INC.

Notes to Financial Statements

For the Six Months Ended June 30, 2021 (Unaudited)

The financial information presented in these unaudited financial statements are condensed and should be read in conjunction with the entity’s latest annual audited financial statements. Interim disclosures generally do not repeat those in the annual statements.

1. Description of Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

The Company comprises Angel Studios, Inc. and its wholly owned subsidiaries Dry Bar Comedy, LLC (a Utah limited liability company organized on January 20, 2017), Skip TV Holdings, LLC, (a Utah limited liability company organized on September 15, 2020 and sold in March 2021), Angel Studios Licensing, LLC, (a Utah limited liability company organized on September 15, 2020), Angel Studios OF I, LLC, (a Utah limited liability company organized on July 14, 2021) and Studio Brokerage, LLC (a Utah limited liability company organized on October 8, 2019) (collectively, the Company).  Angel Studios, Inc. was originally organized as a Utah limited liability company on November 13, 2013.  On February 7, 2014, the entity converted to a Delaware corporation.  The Company’s mission is to share stories with the world that amplify light. This is done by aligning the Company’s interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created. It is Management’s opinion that all adjustments necessary for a fair statement of the results for interim periods have been made and all adjustments are of a normal recurring nature. As comprehensive income equals net income, separate statements of comprehensive income were not included in the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Angel Studios, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimate for the allowance for doubtful accounts receivable, estimated economic useful lives of property and equipment, the period of use for capitalized content production costs, intangible assets, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits.

To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company’s invested cash, restricted cash, and cash equivalents will not be impacted by adverse conditions in the financial markets.

In 2021, the Company choose to further diversify and maximize returns on cash and cash equivalents balances that are not required to maintain adequate operating liquidity. As such, the Company may invest a portion of such cash and cash equivalents in certain specified alternative reserve assets. Thereafter, the Company invested an aggregate of approximately $10,600,000 in bitcoin under this policy during 2021. The Company believes their bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. During the six months ended June 30, 2022, the Company recorded an impairment of $4,407,700 on the digital assets. No similar impairment existed during the six months ended June 30, 2021.

F-6

ANGEL STUDIOS, INC.

Notes to Financial Statements

For the Six Months Ended June 30, 2021 (Unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents.  As of June 30, 2022, and December 31, 2021, these cash equivalents consisted of money market accounts.

Accounts Receivable

The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company’s accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories.

Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote. Recoveries of receivables previously charged off are recorded when payment is received.   The allowance for doubtful accounts receivable was $0 as of June 30, 2022 and December 31, 2021.

Physical Media Inventory

Physical media inventory consists of DVD’s, Blu-ray’s, books, apparel, and other merchandise purchased for resale, related to content Angel Studios is distributing.  Physical media inventory is recorded at average cost.  The Company periodically reviews the physical media inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items.  Management determined that no allowance for physical media inventory was necessary as of June 30, 2022 and December 31, 2021.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 year
Furniture and fixtures	3 years
Warehouse equipment	3 - 5 years
Computer software	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Content

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of income over the period of use, which we estimate to be 10 years, beginning with the month of first availability. The amortization is calculated using the straight-line method.

F-7

ANGEL STUDIOS, INC.

Notes to Financial Statements

For the Six Months Ended June 30, 2021 (Unaudited)

Intangible Assets

Intangible assets consist of domain names the company has acquired and is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately 30 years.

Digital Assets

The Company holds bitcoin (a “digital asset") and accounts for all digital assets held as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at cost, net of any impairment losses incurred since acquisition.

An analysis is performed each reporting report to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that the digital assets are impaired. In determining if an impairment has occurred, the Company considers the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. If the then current carrying value of a digital asset exceeds the fair value so determined, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the price determined.

Impairment losses are recognized within write-down of digital assets in the consolidated statements of operations in the period in which the impairment is identified. The impaired digital assets are written down to their fair value at the time of impairment and this new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains will not be recorded until realized upon sale(s). In determining the gain to be recognized upon sale, the Company will calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale.

Impairment of Long-Lived Assets

The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset.

Investments in Affiliates

Investments in affiliates represent the Company’s investments in two noncontrolling interests. The Company’s investments, where the Company has significant influence but does not control, and joint ventures which are variable interest entities (VIE) in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company’s investment is stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company’s ownership interest in the earnings of the VIE.

F-8

ANGEL STUDIOS, INC.

Notes to Financial Statements

For the Six Months Ended June 30, 2021 (Unaudited)

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services.  The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

Digital and Physical Media Revenue

The Company has partnered with creators to distribute the creators licensed original content and related merchandise. Digital delivery represents streaming-based delivery of content via the Company’s service. Physical media represents Blu-Ray, DVD discs, apparel, various books, and other intellectual property. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media.  Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Content Licensing

The Company receives content licensing revenue by publishing its content on third-party platforms. The Company grants the third-party platforms a license to display the Company’s content to the customers of the third-party platforms. The third-party platforms are interested in increasing traffic on their platforms, and the third-party platforms pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company’s content via the third-party platforms. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party platforms provide the Company monthly reports of the Company’s revenue.

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method. The related expense is recorded in the statements of operations over the period of service.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), which along with subsequent amendments, supersedes the lease accounting requirements in ASC 840, Leases. The updated guidance requires balance sheet recognition for all leases with lease terms greater than one year including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

F-9

ANGEL STUDIOS, INC.

Notes to Financial Statements

For the Six Months Ended June 30, 2021 (Unaudited)

The Company adopted ASC 842 as of January 1, 2022 (the "effective date"), using the optional transition method on a modified retrospective basis. We did not elect the transitional package of practical expedients or the use of hindsight upon adoption of the ASC. We elected to not record a lease liability and corresponding right-of-use asset for leases with terms of 12 months or less, and to account for lease and non-lease components as a single lease component. Upon adoption, we recorded lease liabilities based on the present value of the remaining minimum rental payments, using incremental borrowing rates as of the effective date, of $795,623, and the corresponding right-of-use assets of $795,623. Reporting periods beginning on or after January 1, 2022 are presented under ASC 842, while prior period amounts and disclosures were not adjusted and continue to be reported under ASC 840. Adoption of ASC 842 did not have a significant impact to the Company’s consolidated statements of earnings or to the consolidated statements of cash flows.

2. Accrued Settlement Costs

In September 2020, the Company recorded an expense on the statement of operations and an accrued settlement cost on the consolidated balance sheets for $5,297,359 as a result of a settlement from a litigation claim. The total amount of the damages awarded in the litigation was $9,900,000, payable over 14 years without interest, which was recorded as an expense of $5,297,359 during 2020. The Company recorded the present value of the $9,900,000 with an imputed interest rate of 10%. Payments of $176,786 are due quarterly. As of June 30, 2022 and December 31, 2020, the outstanding balance on the consolidated balance sheets is $5,064,232 and $5,253,007, respectively.

If the Company does not have any uncured payment faults and does not default on their settlement promises during the first three years, the Company can elect to pay the remaining balance on the note, less a discount of $2,100,000. The Company can elect to extend this option an additional 2 years.

3. Disposition of Business

On March 1, 2021, the Company entered into an agreement to sell substantially all the assets and liabilities of the Company’s content filtering service. As part of this transaction, the Company paid cash to the buyer to provide liquidity to the business and the buyer entered into a note with the Company and is required to pay $9,900,000 over 14 years, or $7,800,000 if paid within 5 years. If the buyer defaults under any of its obligation under the agreement, they will be required to transfer and assign all assets and liabilities back to the Company for no consideration. As of June 30, 2022 and December 31, 2021, the outstanding balance on the consolidated balance sheets is $5,160,950 and $4,962,617 respectively. The Company recognized a gain on the disposal of the business, during 2021, of $8,275,272 as follows:

Assets and liabilities sold:
Movie inventory	$(40,000)
Deposits	(32,915)
Fixed assets	(6,008)
Deferred revenue	3,941,639
$3,862,716

Cash paid	$(880,787)
Deferred consideration as notes receivable	5,293,343
Total gain	$8,275,272

F-10

ANGEL STUDIOS, INC.

Notes to Financial Statements

For the Six Months Ended June 30, 2021 (Unaudited)

4. Commitments and Contingencies

Litigation

The Company is involved in legal proceedings from time to time arising in the normal course of business. The Company has received, and may in the future continue to receive, claims from third parties.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (Material Loss). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of September 30, 2022, the date the interim consolidated financial statements were available to be released, management has determined an adverse outcome on one or more of the claims is unlikely and has not accrued any estimated losses related to these matters.

F-11

Item 4. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-SA.

Exhibit Number	Description

1.1	Amended and Restated Certificate of Incorporation of Angel Studios, Inc., as amended on October 5, 2021, incorporated by reference to Exhibit 3.1 of our Form 1-U filed October 6, 2021.
1.2	Amended and Restated Bylaws of Angel Studios, Inc., as amended on October 5, 2021, incorporated by reference to Exhibit 3.2 of our Form 1-U filed October 6, 2021.
2.2	Amended and Restated Class B Stockholders Agreement between Angel Studios, Inc. and our Class B Common Stockholders, incorporated by reference to Exhibit 3.1 of our Form 1-U filed August 18, 2021.
3.1	Joint Plan of Reorganization of Trustee and Studios under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 1.2 of our Form 1-U filed on September 15, 2020.
3.2	Settlement Agreement, incorporated by reference to Exhibit 1.3 of our Form 1-U filed on September 15, 2020.
3.3	Asset Purchase Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC., incorporated by reference to Exhibit 1.1 of our Form 1-U filed on March 5, 2021.
6.1

Exclusive Video-On-Demand and Subscription Video-On-Demand License Agreement Between Angel Studios, INC. and The Chosen, LLC, incorporated by reference to Exhibit 6.2 of our Form 1-K filed on May 2, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on September 30, 2022.

Angel Studios, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	September 30, 2022
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer
Patrick Reilly	(Principal Financial and Accounting Officer	September 30, 2022

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